Joint Filers’ Names and Addresses

(1)	SEG Partners L.P.

(2)	SEG Partners Offshore Master Fund, Ltd.

(3)	SEG Partners II, L.P.

(4)	George S. Loening

The business address for all of the above reporting persons is:

c/o Select Equity Group
 380 Lafayette Street
 New York, N.Y. 10003